Exhibit 23.1
Consent Of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 (No. 333-1339978) and related Prospectus of Williams Partners L.P. for the registration of 9,710,522 of common units representing limited partner interests and to the incorporation by reference therein of our reports dated February 22, 2007, with respect to the consolidated financial statements of Williams Partners L.P., Williams Partners L.P.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Williams Partners L.P., and the consolidated balance sheet of Williams Partners GP LLC as of December 31, 2006, included in the Annual Report (Form 10-K) of Williams Partners L.P. for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
March 5, 2007